[AMAZONIA CELULAR LOGO]

Ricardo Perpetuo
Chief Financial Officer and
Head of Investor Relations
Ricardo.perpetuo@telemigcelular.com.br

Leonardo Dias
Associate Director of Investor Relations
Ldias@telepart.com.br
Phone: (55 61) 429-5673

                          AMAZONIA CELULAR HAS ALREADY
                     THE LARGEST GSM COVERAGE IN THE REGION

          Coverage area now reaches over 114 locations in the States of Amapa, Amazonas, Maranhao, Para and Roraima.


Brasilia, December 28th, 2004 - Tele Norte Celular Participacoes S.A. (BOVESPA:
TNCP3 (Common Shares)/TNCP4 (Preferred Shares); NYSE: TCN), announced today that Amazonia Celular, the wireless telecommunications services company operating in the States of Amapa, Amazonas, Maranhao, Para and Roraima in Brazil, has a reason to celebrate before the New Year: the broadening of its GSM EDGE Network Coverage in the five states where it operates, which now reaches 114 locations and surpasses by large its competitor's coverage. Amazonia Celular maintains the leadership in its operating area, servicing over 1.1 million clients.

"Confidence is fundamental", said Andre Almeida, CEO in office of Amazonia Celular. "That's the reason why we have concentrated our efforts to provide our clients with the largest GSM EDGE coverage before the year-end, maintaining the high quality of our services already recognized by our clients", added Mr. Almeida.

For the deployment of the GSM Edge Network, which was launched last November 28, Amazonia Celular is expected to invest approximately R$ 100 million in 2004. This is the most advanced GSM Network technology in Brazil.

"With this enhanced coverage and counting on the most advanced technology available in Brazil, Amazonia Celular will be able to attract both, new clients and users of other GSM operators, since they need only to acquire a new chip to become Amazonia Celular's client", added Mr. Almeida.

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This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.